1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2011
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date January 31, 2011	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

PROPOSED APPLICATION TO ISSUE A SHARES IN THE PRC
PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

On 30 January 2011, the Board passed written resolutions pursuant to which it was resolved that, among other things, subject to Shareholders' approval, the Company will apply to the CSRC for the issue of no more than one billion additional A Shares, representing approximately 10.44% of all the A Shares currently in issue or 6.88% of the total issued share capital as enlarged by the A Share Issue. It is proposed that that the A Shares will be issued to no more than ten investors from among securities investment fund management companies, securities companies, insurance institutional investors, trust investment companies, finance companies and Qualified Foreign Institutional Investors who are qualified legal persons, natural persons, or other legally qualified investors.

As a result of the A Share Issue, the Articles will have to be amended.

The A Share Issue is subject to approval by Shareholders at the EGM, the A Share Class Meeting and the H Share Class Meeting as well as the approval of the relevant authorities in the PRC. A circular, containing further details regarding the A Shares Issue, the proposed amendments to the Articles, details of the EGM, A Share Class Meeting and H Share Class Meeting and the resolutions to be proposed at the respective meetings will be despatched to Shareholders as soon as practicable.

The A Share Issue is subject to approval by Shareholders and the relevant PRC authorities. There is no guarantee that the A Share Issue will proceed. Investors are advised to exercise caution when dealing with the Company's H Shares.

1.	PROPOSED APPLICATION TO ISSUE A SHARES IN THE PRC

On 30 January 2011, the Board passed written resolutions pursuant to which it was resolved that, among other things, subject to Shareholders' approval, the Company will apply to the CSRC for the issue of no more than one billion additional A Shares, representing approximately 10.44% of all the A Shares currently in issue or 6.88% of the total issued share capital as enlarged by the A Share Issue. It is proposed that that the A Shares will be issued to no more than ten investors from among securities investment fund management companies, securities companies, insurance institutional investors, trust investment companies, finance companies and Qualified Foreign Institutional Investors who are qualified legal persons, natural persons, or other legally qualified investors.

2.	STRUCTURE OF THE PROPOSED A SHARE ISSUE

The structure of the A Share Issue is as follows:

1.	Type of shares and nominal value	:	the domestic listed RMB denominated ordinary shares (A Shares), with a nominal value of RMB1.00 each.

2.	Method of issue	:	Non-public issuance. The Company will, within 6 months from obtaining the approval of CSRC, issue the A Shares to no more than ten specific target subscribers at the appropriate time.

3.	Target subscribers	:

securities investment fund management companies, securities companies, insurance institutional investors, trust investment companies, finance companies and Qualified Foreign Institutional Investors who are qualified legal persons, natural persons, or other legally qualified investors. The Company will determine the target subscribers after obtaining the relevant approval in accordance with the "Implementation Details of Non-Public Issuance of Shares by Public Companies" through bidding.

4.	Lock-up period	:	The A Shares subscribed by the target subscribers are not transferable for a period of 12 months from the date of completion of the A Share Issue.

5.	Subscription method	:	All target subscribers will subscribe for the A Shares in cash.

6.	Number of A Shares to be issued	:

Not more than one billion A Shares. The number of shares to be issued will be adjusted correspondingly according to the proportion of changes in the total share capital in case of ex-rights or ex-dividend such as distribution of dividend, bonus issue, transfer to share capital, new issue or placing by the Company during the period from the pricing base date to the date of issue of the A Shares. The Board proposed that the Board be authorized at the EGM to determine the number of shares to be issued, having regard to the actual circumstances, the regulatory requirements of domestic and overseas securities regulatory authorities and after consultation with the leading underwriter of the A Share Issue.

7.	Pricing base date and price of the issue	:	The pricing base date of the A Share Issue is the date of announcement of the resolutions of the 10th meeting of the 4th session of the Board.

The issue price per A Share will not be less than 90% of the average trading price of the A Shares in the 20 trading days immediately preceding the pricing base date (the average trading price of the A Shares in the 20 trading days immediately preceding the pricing base date = the total amount traded in the 20 trading days immediately preceding the pricing base date of the A Shares/the total volume traded in the 20 trading days immediately preceding the pricing base date of the A Shares).

The exact issue price will be determined by the Board after obtaining the approval of the CSRC in accordance with the authority granted at the EGM and in compliance with the "Implementation Details of Non-Public Issuance of Shares by Public Companies", based on the bidding results and after consultation with the leading underwriter. The issue price of the A Share Issue will be adjusted correspondingly in case of ex-rights or ex-dividend such as distribution of dividends, bonus issue, transfer to share capital or placing during the period from the pricing base date of the A Share Issue to the A Share issue date.

8.	Place of listing	:	After the expiration of the lock-up period, the A Shares issued pursuant to the A Share Issue will be listed and traded on the Shanghai Stock Exchange.

9.	Use of proceeds	:

The proceeds raised will not exceed RMB9 billion. After deduction of the relevant expenses, the net proceeds will be used in the Xing Xian alumina project, Zhongzhou Ore-dressing Bayer Process expansion construction project; and to supplement working capital, details of the project investments are as follows:

		Investment	Proceeds to
	Project name	needed	be utilized
		(RMB)	(RMB)

(i)	Xing Xian alumina project	5.23 billion	4.8 billion
(ii)	Zhongzhou Ore-dressing
Bayer Process expansion
	construction project	2.992 billion	2.4 billion
(iii)	Supplement working capital	1.8 billion	1.8 billion

	Total	10.022 billion	9.0 billion

If the actual proceeds raised in the A Share Issue are less than the amount proposed above, the Company will make up the shortfall by other means; if the time at which the proceeds are raised does not match the implementation schedule of the projects, the Company may utilize other funds for the implementation of the projects and swap such funds with the proceeds raised when they are available.

10.	Arrangements with regard to the	:	The new Shareholders after completion of the A Share Issue and existing Shareholders
	undistributed cumulated profits		will share the undistributed profits cumulated prior to the A Share Issue.

11.	Period of validity of the authorization	:	12 months from the date of the resolutions of the A Shares Issue passed at the
	given by the resolutions		respective EGM, A Share Class Meeting and H Share Class Meeting.

3.	EFFECT OF THE A SHARE ISSUE ON THE COMPANY'S SHAREHOLDING STRUCTURE

The following table sets out the shareholding structure of the Company as at the date of this announcement and immediately after the completion of the A Share Issue, assuming that an additional 1 billion A Shares will be issued:

As at the date of	Upon completion of
this announcement	the A Share Issue
	No. of shares		No. of shares
	in issue	%	in issue	%

A Shares	9,580,521,924	70.84	10,580,521,924	72.85
H Shares	3,943,965,968	29.16	3,943,965,968	27.15

Total	13,524,487,892	100	14,524,487,892	100

As at the date of this announcement, Chinalco and its subsidiaries hold an aggregate of 41.82% of the issued share capital of the Company. Upon completion of the A Share Issue and assuming the issuance of the maximum of one billion additional A Shares, Chinalco and its subsidiaries will hold in aggregate approximately 38.94% of the enlarged total issued share capital of the Company.

4.	REASONS FOR THE A SHARE ISSUE

The directors of the Company believes that the A Share Issue will further enhance the Company's financing channels and provide the Company with funds required for its ongoing business developments, including the projects described above, thereby improving its production capacity and competitiveness in the aluminum industry.

5.	AMENDMENTS TO THE ARTICLES OF ASSOCIATION

As a result of the A Share Issue, certain amendments are required to be made to the Articles. Details of the amendments will be given in the circular to be sent to the Shareholders as soon as practicable.

6.	SHAREHOLDERS' APPROVAL AND OTHER APPROVALS

The A Share Issue is subject to approval by Shareholders at the EGM, the A Share Class Meeting and the H Share Class Meeting as well as the approval of the relevant authorities in the PRC. A circular, containing further details regarding the A Shares Issue, details of the EGM, A Share Class Meeting and H Share Class Meeting and the resolutions to be proposed at the respective meetings will be despatched to Shareholders as soon as practicable.

7.	DEFINITIONS

"A Shares"	the domestic ordinary shares issued by the Company with a nominal value of RMB1.00 each which are subscribed for and paid in Renminbi;

"A Shares Issue"	the proposed non-public issuance of up to 1 billion A Shares to certain target subscribers by the Company;

"A Shareholders"	holders of A Shares;

"A Shareholders Class Meeting"	the 2011 first class meeting of the A Shareholders to be held to approve the A Share Issue;

"Articles"	the Articles of Associations of the Company;

"Chinalco"

Aluminum Corporation of China, a state-owned enterprise and the controlling Shareholder directly holding approximately 38.56% issued Shares of the Company (not including the Shares indirectly held by Chinalco through its subsidiaries);

"Company"

Aluminum Corporation of China Limited, a joint stock limited company incorporated in the PRC with limited liability, the A Shares, H Shares and American Depositary Receipts of which are listed on the Shanghai Stock Exchange, Hong Kong Stock Exchange and the New York Stock Exchange, respectively;

"CSRC"	China Securities Regulatory Commission;

"EGM"	the extraordinary general meeting of the Company to be held to approve, amongst others, the A Share Issue and the amendments to the Articles;

"H Shares"

the overseas listed foreign invested shares issued by the Company with a nominal value of RMB 1.00 each which are subscribed for and traded in Hong Kong Dollars, and which are listed on the Main Board of the Hong Kong Stock Exchange;

"H Shareholders"	holders of H Shares;

"H Shareholders Class Meeting"	the 2011 first class meeting of the H Shareholders to be held to approve the A Share Issue;

"Hong Kong Listing Rules"	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

"PRC"	the People's Republic of China excluding the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan;

"RMB"	Renminbi, the lawful currency of the PRC;

"Shareholders"	A Shareholders and H Shareholders.

By order of the Board
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, the PRC
30 January 2011

As at the date of this announcement, the members of the Board comprise Mr. Xiong Weiping, Mr. Luo Jianchuan and Mr. Liu Xiangmin (executive Directors); Mr. Shi Chungui and Mr. Lv Youqing (non-executive Directors); Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (independent non-executive Directors).

* For identification purpose only.

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary